Lauren B. Prevost
404-504-7744
lbp@mmmlaw.com
www.mmmlaw.com
June 23, 2009
VIA EDGAR
Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grubb & Ellis Healthcare REIT II, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed May 8, 2009 File No. 333-158111
Dear Mr. Kluck:
     On behalf of Grubb & Ellis Healthcare REIT II, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2009 (Registration No. 333-158111) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated May 29, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
General
1.	We note your response to comment one of our letter dated April 20, 2009 and we reissue in part our prior comment. We note that your revised disclosure on page 23 states that “[you] are not obligated, through [y]our charter or otherwise, to effectuate a liquidity event.” Please include this disclosure on the cover page of your prospectus and in the summary.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
June 23, 2009

     Response: The Issuer has revised the cover page of the Prospectus and the section captioned “Prospectus Summary — Summary Risk Factors” beginning on page 5 of the Prospectus in response to the Staff’s comment.
2.	We note your response to comments three and four of our letter dated April 20, 2009. We also note your revised disclosure on page 154 that, “In the event that a stockholder presents 100% of his or her shares for repurchase, we will waive the one-year holding period for shares purchased pursuant to the DRIP.” Please advise us how this element of your plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.
     Response: The Issuer refers to the relief granted to Hines Real Estate Investment Trust, Inc. (Letter dated September 7, 2006), Behringer Harvard REIT et al. (Letter dated October 26, 2004), Paladin Realty Income Properties, Inc. (Letter dated October 14, 2004) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003), which relate to share repurchase plans that contained an identical provision.
Risk Factors, page 20
The availability and timing of cash distributions to you is uncertain ..., page 24
3.	Please expand this risk factor or include a separate risk factor to discuss, as disclosed and revised on page 111, that several of your sponsor’s other investment programs have decreased, suspended or terminated distributions.
     Response: The Issuer has revised the risk factor captioned “The availability and timing of cash distributions to you is uncertain. If we fail to pay distributions, your investment in shares of our common stock could suffer” on page 25 of the Prospectus in response to the Staff’s comment.
Demographic Investing, page 68
4.	We have reviewed the source materials provided for the statement on page 69 noting that boomers control “approximately 75.0% of the United States’ assets.” The source materials state that they possess approximately 75% of the nation’s “financial assets.” Please clarify the asset pool being referenced and, to the extent possible, provide a definition of “financial assets.”
     Response: The Issuer has clarified the asset pool being referenced and expanded the statement to include the full quotation from the source material in the section captioned “Investment Objectives, Strategy and Criteria — Demographic Investing” beginning on page 69 of the Prospectus. The Issuer is unable to provide further definition of the term “financial assets,” which is used generically in the source material for the statement and the underlying source footnoted in the source material.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
June 23, 2009

Investment Policies and Limitations, page 75
5.	We have reviewed your response to our prior comment nine. Please tell us when you expect the board of directors to adopt a policy to limit the aggregate amount of mortgage loans outstanding on one property to 75 percent of the appraised value of the property.
     Response: The Issuer expects the board of directors to adopt a policy to limit the aggregate amount of mortgage loans outstanding on one property to 75% of the appraised value of the property absent the existence of substantial justification for exceeding such limit because of the presence of other underwriting criteria once the independent directors are appointed to the board, which will occur prior to the commencement of the offering.
Compensation Table, page 94
6.	We note your disclosure regarding the development fee under the subheading “Acquisition fees.” It appears that this fee could be separate and in addition to the acquisition fee, and should be a separate fee in the table. Please revise the table accordingly, Also explain in the table or a footnote to the table how the development fee could be in addition to the acquisition fee. Also revise as necessary the compensation table in the summary.
     Response: The Issuer has revised the section captioned “Prospectus Summary — Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” beginning on page 10 of the Prospectus and the section captioned “Compensation Table” beginning on page 95 of the Prospectus in response to the Staff’s comment.
Federal Income Tax Consequences, page 121
7.	We note that your tax opinion on page 121 opines upon the registrant qualifying to be taxed as a REIT for the taxable year ending December 31, 2009 or the first year during which you begin material operations. The tax opinion should also opine on whether the proposed method of operation as described in the prospectus will continue to enable the company to meet the requirements for qualification and taxation as a REIT under the Code. Please revise accordingly.
     Response: The Issuer has revised the section captioned “Federal Income Tax Considerations — Opinion of Counsel” on page 122 of the Prospectus in response to the Staff’s comment.
8.	We note that the tax opinion is qualified by assumptions and factual representations made to you by counsel concerning your business, assets and operations. The opinion, in the prospectus, should include these assumptions and factual representations. Please revise accordingly.
     Response: The Issuer has revised the section captioned “Federal Income Tax Considerations — Opinion of Counsel” on page 122 of the Prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP

Mr. Tom Kluck
Securities and Exchange Commission
June 23, 2009

Redemption Rights, page 161
9.	Please tell us how you will determine the value of the limited partnership units in the event your limited partners redeem their limited partnership units for cash.
     Response: As disclosed in the section captioned “The Operating Partnership Agreement — Redemption Rights” beginning on page 162 of the Prospectus, the limited partners of the operating partnership have the right to have the operating partnership redeem their limited partnership units for, at the Issuer’s option, cash equal to the value of an equivalent number of shares of the Issuer’s common stock or a number of shares of the Issuer’s common stock equal to the number of limited partnership units redeemed. In other words, one unit of limited partnership interest has the same value as one share of the Issuer’s common stock. Pursuant to the definition of the term “Value” in the operating partnership agreement, the Issuer, in its capacity as the general partner of the operating partnership, determines the value of a share of the Issuer’s common stock in good faith using such factors as it considers, in its reasonable judgment, appropriate if the Issuer’s common stock is not traded on a national securities exchange or otherwise traded over-the-counter. If the Issuer’s common stock is traded on a national securities exchange or otherwise traded over-the-counter, the value of a share of common stock will be the average of the daily market price of the common stock for the ten consecutive trading days immediately preceding the date the operating partnership receives the redemption request.
     The Issuer may consider the valuation that is used by benefit plan fiduciaries in connection with the annual reporting requirements of ERISA as a factor in determining the value of a share of its common stock for purposes of a redemption by the operating partnership of limited partnership units for cash. As disclosed in the section captioned “Tax-Exempt Entities and ERISA Considerations — Annual Valuation Requirement” beginning on page 141 of the Prospectus, until eighteen months after the completion of this and any subsequent offering of shares of the Issuer’s common stock, the Issuer intends to use the offering price for shares of its common stock in its most recent offering as the per share net asset value; provided however, that if the Issuer has sold property and has made one or more special distributions to stockholders of all or a portion of the net proceeds from such sales, the net asset value per share of common stock will be equal to the offering price of the shares of common stock in the most recent offering less the amount of net sale proceeds per share distributed to stockholders as a result of the sale of such property. Beginning eighteen months after the last offering of shares of its common stock, the value will be determined as the Issuer’s board of directors deems appropriate. Absent a trading market for the shares of common stock or a recent offering price for the shares of common stock, the Issuer anticipates that the board of directors would retain the services of an independent third party to complete a valuation of the Issuer’s assets in order to determine the per share value of its common stock.

Best regards, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost

cc:	Andrea Biller, Esq. Cora Lo, Esq. Heath Linsky, Esq.